Via Facsimile and U.S. Mail
Mail Stop 6010

April 15, 2008

Frederick J. Crawford
Sr. Vice President and Chief Financial Officer
Lincoln National Corporation
150 N. Radnor Chester Road, Suite A305
Radnor Pennsylvania 19087

Re: Lincoln National Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-06028

Dear Mr. Crawford:

      We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2007

Item 8. Financial Statements and Supplementary Data

Notes To Consolidated Financial Statements

5. Derivative Instruments

All Other Derivative Instruments

Call Options (based on S&P 500 Index), page 162

1.   Your disclosure related to these call options seems to indicate that you record the
        fair value of the index option before it is actually purchased. Please provide us
        your analysis of the applicable authoritative literature that supports this treatment
        or revise the disclosure to clarify your description of this investment strategy.

                                        *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your response to our
comment and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in your letter, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;
   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and
   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant